SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13D-10)

Diversified Corporate Resources, Inc.
(Name of Issuer)

Common Stock, $.10 per share
(Title of Class of Securities)

255153108
(CUSIP Number)

February 5, 2004
(Date of Event)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

_____________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 255153108		13G	Page 2 of 10 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) HIR Preferred Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
Not Applicable.		(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 685,046(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 685,046(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,046(1)(owned by group)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8% (owned by group)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1) Includes (i) 550,000 shares of the Issuer's Common Stock (55,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $10.00 per share (the "Preferred Stock"), which are convertible at the rate of ten (10) shares of the Issuer's Common Stock for each share of Preferred Stock), (ii) 78,570 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $2.00 per share and (iii) 56,476 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $.80 per share.

CUSIP No. 255153108		13G	Page 3 of 10 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Beneke Companies, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
Not Applicable.		(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 685,046(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 685,046(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,046(1)(owned by group)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8% (owned by group)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Includes (i) 550,000 shares of the Issuer's Common Stock (55,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $10.00 per share (the "Preferred Stock"), which are convertible at the rate of ten (10) shares of the Issuer's Common Stock for each share of Preferred Stock), (ii) 78,570 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $2.00 per share and (iii) 56,476 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $.80 per share.

CUSIP No. 255153108		13G	Page 4 of 10 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ron Beneke
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
Not Applicable.		(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 685,046(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 685,046(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,046(1)(owned by group)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8% (owned by group)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes (i) 550,000 shares of the Issuer's Common Stock (55,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $10.00 per share (the "Preferred Stock"), which are convertible at the rate of ten (10) shares of the Issuer's Common Stock for each share of Preferred Stock), (ii) 78,570 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $2.00 per share and (iii) 56,476 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $.80 per share.

CUSIP No. 255153108		13G	Page 5 of 10 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) B/K Funds GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
Not Applicable.		(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 685,046(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 685,046(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,046(1)(owned by group)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8% (owned by group)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Includes (i) 550,000 shares of the Issuer's Common Stock (55,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $10.00 per share (the "Preferred Stock"), which are convertible at the rate of ten (10) shares of the Issuer's Common Stock for each share of Preferred Stock), (ii) 78,570 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $2.00 per share and (iii) 56,476 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $.80 per share.

CUSIP No. 255153108		13G	Page 6 of 10 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) B/K Operations, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
Not Applicable.		(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 685,046(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 685,046(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,046(1)(owned by group)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8% (owned by group)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Includes (i) 550,000 shares of the Issuer's Common Stock (55,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $10.00 per share (the "Preferred Stock"), which are convertible at the rate of ten (10) shares of the Issuer's Common Stock for each share of Preferred Stock), (ii) 78,570 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $2.00 per share and (iii) 56,476 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $.80 per share.

CUSIP No. 255153108		13G	Page 7 of 10 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) B/K Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
Not Applicable.		(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 685,046(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 685,046(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,046(1)(owned by group)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8% (owned by group)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Includes (i) 550,000 shares of the Issuer's Common Stock (55,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $10.00 per share (the "Preferred Stock"), which are convertible at the rate of ten (10) shares of the Issuer's Common Stock for each share of Preferred Stock), (ii) 78,570 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $2.00 per share and (iii) 56,476 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $.80 per share.

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 255153108		13G	Page 8 of 10 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Beneke/Krieg Company, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
Not Applicable.		(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 685,046(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 685,046(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,046(1)(owned by group)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8% (owned by group)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1) Includes (i) 550,000 shares of the Issuer's Common Stock (55,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $10.00 per share (the "Preferred Stock"), which are convertible at the rate of ten (10) shares of the Issuer's Common Stock for each share of Preferred Stock), (ii) 78,570 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $2.00 per share and (iii) 56,476 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $.80 per share.

CUSIP No. 255153108		13G	Page 9 of 10 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Jane Beneke
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
Not Applicable.		(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 685,046(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 685,046(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,046(1)(owned by group)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8% (owned by group)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes (i) 550,000 shares of the Issuer's Common Stock (55,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $10.00 per share (the "Preferred Stock"), which are convertible at the rate of ten (10) shares of the Issuer's Common Stock for each share of Preferred Stock), (ii) 78,570 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $2.00 per share and (iii) 56,476 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $.80 per share.

Item 1.
	(a)	Name of Issuer
Diversified Corporate Resources, Inc.
	(b)	Address of Issuer's Principal Executive Offices
10670 N. Central Expressway Suite 600 Dallas, TX 75231
Item 2.
	(a)	Name of Person Filing
This statement is being jointly filed by each of the following persons:
		(i)	HIR Preferred Partners, L.P., a Texas Limited Partnership ("HIR Partners");
		(ii)	B/K Funds GP, LLC, General Partner of HIR Partners;
		(iii)	B/K Operations, LLC, Limited Partner of HIR Partners and manager of B/K Funds GP, LLC;
		(iv)	B/K Holdings, LLC, indirect affiliate of B/K Operations;
		(v)	Beneke/Krieg Company, LP, affiliate of B/K Holdings, LLC;
		(vi)	Beneke Companies, Inc., General Partner of Beneke/Krieg Company, LP;
		(vii)	Ron Beneke, an individual who exercises control over various Reporting Persons; and
		(viii)	Jane Beneke, 100% owner of the beneficial interest in Beneke Companies, Inc.

The persons set forth in items (i)-(viii) above are collectively referred to herein as the "Reporting Persons," or individually as a "Reporting Person." The persons are filing this statement because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

	(b)	Address of Principal Business office or, if none, Residence
		(i)	HIR Preferred Partners, L.P. 8080 N. Central Expressway Suite 1580 Dallas, TX 75206
		(ii)	B/K Funds, GP, LLC 43-46 Norre Gade Suite 232 St. Thomas U.S. Virgin Islands 00802
		(iii)	B/K Operations, LLC 43-46 Norre Gade Suite 232 St. Thomas U.S. Virgin Islands 00802
		(iv)	B/K Holdings, LLC Box 1508 St. Thomas U.S. Virgin Islands 00802
		(v)	Beneke/Krieg Company, LP 43-46 Norre Gade Suite 232 St. Thomas U.S. Virgin Islands 00802
		(vi)	Beneke Companies, Inc. 8080 N. Central Expressway, #1480 Dallas, TX 75206
		(vii)	Ron Beneke 43-46 Norre Gade Suite 232 St. Thomas U.S. Virgin Islands 00802
		(viii)	Jane Beneke 4201 Armstrong Parkway Dallas, TX 75205
	(c)	Citizenship

HIR Partners is a Texas Limited Partnership. Beneke Companies, Inc. is a USVI corporation. B/K Operations, LLC and B/K Funds GP LLC are Delaware limited liability companies. Ron Beneke and Jane Beneke are citizens of the United States. Beneke/Krieg Company, LP is a USVI limited liability partnership. B/K Holdings, LLC is a USVI limited liability company.

	(d)	Title of Class of Securities
This Statement relates to the Common Stock, $.10 Par Value (the "Common Stock") of Diversified Corporate Resources, Inc. (the "Issuer").
	(e)	CUSIP Number:
255153108
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a: Not Applicable
Item 4.	Ownership
	(a)	Amount Beneficially Owned: The Reporting Persons may be deemed to beneficially own in the aggregate, 685,046 shares of the Issuer's Common Stock.(1)
(b)

Percent of Class: These shares represent approximately 14.8% of the shares outstanding. (The percentage of shares of the Common Stock of the Issuer reported herein is based upon (i) the 3,934,865 shares of Common Stock issued and outstanding as of November 14, 2003 as reported on the Issuer's Form 10-Q for the period ended September 30, 2003, plus (ii) the number of shares of the Issuer's Common Stock issuable upon exercise of the 135,046 Warrants held by the Reporting Persons, plus (iii) the 550,000 shares of the Issuer's Common Stock issuable upon conversion of the shares of the Issuer's outstanding Preferred Stock held by the Reporting Persons.)

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: -0-
(ii)

shared power to vote or to direct the vote: 685,046(1)
Each share of the Preferred Stock shall entitle the Reporting Persons to ten (10) votes on all matters submitted to a vote of the shareholders of the Issuer. In addition, upon exercise, the Warrants will entitle the Reporting Persons to full voting rights of the Issuer's Common Stock for those shares.

		(iii)	sole power to dispose or to direct the disposition of: -0-
		(iv)	shared power to dispose or to direct the disposition of: 685,046(1)

(1) This amount includes 55,000 shares of Convertible Preferred Stock of the Issuer which are convertible into 550,000 shares of Common Stock of the Issuner, 78,570 shares which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $2.00 per share and 56,476 shares which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $.80 per share.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of Issuer's Common Stock, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
	(i)	HIR Preferred Partners, L.P., a Texas Limited Partnership
	(ii)	B/K Funds GP, LLC, General Partner of HIR Partners
	(iii)	B/K Operations, LLC, Limited Partner of HIR Partners and manager of B/K Funds GP, LLC
	(iv)	B/K Holdings, LLC, indirect affiliate of B/K Operations
	(v)	Beneke/Krieg Company, LP, Manager of B/K Holdings, LLC
	(vi)	Beneke Companies, Inc., General Partner of Beneke/Krieg Company, LP
	(vii)	Ron Beneke, an individual who exercises control over various Reporting Persons
	(viii)	Jane Beneke, 100% owner of the beneficial interest in Beneke Companies, Inc.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification

By signing below the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

HIR Preferred Partners, L.P.

By: B/K Funds GP, LLC

By: /s/ Ron Beneke
Ron Beneke, CEO

Beneke Companies, Inc.

By: /s/Ron Beneke
Ron Beneke, CEO

B/K Funds GP, LLC

By: /s/Ron Beneke
Ron Beneke, CEO

B/K Operations, LLC

By: /s/Ron Beneke
Ron Beneke, CEO

Beneke/Krieg Company, LP

By: Beneke Companies, Inc., its General Partner
By: /s/ Ron Beneke
Ron Beneke, CEO

B/K Holdings, LLC

By: /s/ Ron Beneke
Ron Beneke, CEO

Jane Beneke
By: /s/ Jane Beneke
Jane Beneke

Ron Beneke
By: /s/ Ron Beneke
Ron Beneke

Date: February 17, 2004